UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Dermira, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

24983L104

(CUSIP Number)

Lauren Farrell
Chief Financial Officer
Apple Tree Partners
47 Hulfish Street, Suite 441, Princeton, NJ 08542
(609) 751-5375

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24983L104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,258,637 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,258,637 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,637 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 24983L104	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATP III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,258,637 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,258,637 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,637 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 24983L104	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Seth L. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,258,637 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,258,637 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,258,637 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 24983L104	13D	Page 5 of 9 Pages

Schedule 13D

Item 1.              Security and Issuer.

This statement relates to the common stock, $.001 par value (the “Common Stock”) of Dermira, Inc. (the “Issuer”) having its principal executive office at 2055 Woodside Road, Redwood City, California 94061.

Item 2.              Identity and Background.

This statement is being filed by:

(a) Apple Tree Partners IV, L.P. (“ATP IV”);

(b)  ATP III GP, Ltd. (“ATP IV GP”), which is the sole general partner of ATP IV; and

(c) Seth L. Harrison (“Harrison”).  Harrison is the sole Director of ATP IV GP.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Reporting Person is Apple Tree Partners, 47 Hulfish Street, Suite 441, Princeton, New Jersey 08542.

The principal business of ATP IV is to make, hold and dispose of equity and equity-related investments.  The principal business of ATP IV GP is to act as the sole general partner of ATP IV.  The principal business of Harrison is to manage ATP IV and ATP IV GP.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ATP IV is an exempted limited partnership organized under the laws of the Cayman Islands.  ATP IV GP is an exempted company organized under the laws of the Cayman Islands.  Harrison is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

On October 2, 2014, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No.333-198410) in connection with its initial public offering of 7,812,500 shares of Common Stock of the Issuer (the “IPO”) was declared effective.  The closing of the IPO took place on October 8, 2014, and at such closing ATP IV purchased an aggregate of 220,000 shares of Common Stock at the IPO price of $16.00 per share.  Immediately prior to the IPO, 1,038,637 shares of Series C Preferred Stock (“Series C Stock”) held by ATP IV automatically converted into 1,038,637 shares of Common Stock of the Issuer.   Prior to the IPO, the Series C Stock was purchased from the Issuer in a series of private transactions for an aggregate purchase price of $9,999,999.  ATP IV now holds a total of 1,258,637 shares of the Issuer’s Common Stock (the “ATP IV Shares”).

The working capital of ATP IV was the source of the funds for the purchase of the ATP IV Shares.  No part of the purchase price of the ATP IV Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the ATP IV Shares.

CUSIP No. 24983L104	13D	Page 6 of 9 Pages

Item 4.              Purpose of Transaction.

ATP IV acquired the ATP IV Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, ATP IV and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.              Interest in Securities of the Issuer.

(a)
ATP IV is the record owner of the ATP IV Shares.  As the sole general partner of ATP IV, ATP IV GP may be deemed to own beneficially the ATP IV Shares.  As the sole Director of ATP IV GP, Harrison may be deemed to own beneficially the ATP IV Shares.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 19,322,429 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on October 3, 2014.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

CUSIP No. 24983L104	13D	Page 7 of 9 Pages

(c)	Except as set forth in in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.              Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

ATP IV has entered into a lock-up agreement with the underwriters of the IPO pursuant to which ATP IV has generally agreed, subject to certain exceptions, not to offer for sale, sell, contract to sell, grant any option for the sale of, transfer or otherwise dispose of any shares of the Issuer’s common stock acquired by ATP IV prior to the IPO (the “Pre-IPO Shares”), options to acquire shares of the Pre-IPO Shares or any security or instrument related to the Pre-IPO Shares, or enter into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of the Pre-IPO Shares, for a period of 180 days from October 2, 2014, without the prior written consent of Citigroup Global Markets Inc. and Leerink Partners LLC, as the representatives of the underwriters.

Item 7.              Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 24983L104	13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 17th day of October, 2014.

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By:   /s/ Seth L. Harrison
Seth L. Harrison
Director

ATP III GP, LTD.

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

/s/ Seth L. Harrison
Seth L. Harrison

CUSIP No. 24983L104	13D	Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Dermira, Inc.

EXECUTED this 17th day of October, 2014.

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd.
General Partner

By:   /s/ Seth L. Harrison
Seth L. Harrison
Director

ATP III GP, LTD.

By: /s/ Seth L. Harrison
       Seth L. Harrison
       Director

/s/ Seth L. Harrison
Seth L. Harrison